

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 5, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

Amendment to the Certification filed on May 29, 2019

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GigCapital2, Inc., under the Exchange Act of 1934.

- Units, each consisting of one share of Common Stock, one Right and one Warrant
- Common Stock, par value $0.0001 per share
- Warrants exercisable for one share of Common Stock at an exercise price of $11.50 per share
- Rights, each exchangeable into one-twentieth of a share of Common Stock

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.